FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

November 9, 2006

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	45,970,936
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)	(76,200)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	45,894,736

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				4,107,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Oct. 10, 2006	Sonya Reiss	Oct.9, 2011	$8.45	25,000

				SUBTOTAL	25,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		4,132,500
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			173,117
Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(25,000)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			148,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of October 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	November 8, 2006

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN PROVIDES UPDATE ON BOKA GOLD PROJECT IN CHINA

October 4, 2006

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) has received assay results for an additional 23 drill holes at the Boka 1 and Boka 7 properties in China. All assay results from the resource definition drilling program at Boka 1 have now been received, and the updated resource estimate for Boka 1 is now expected to be released before the end of the fourth quarter.

Highlights of the latest drill results include an intersection of 5.9 grams per tonne gold over 14.4 metres in hole B06-173; 4.1 grams per tonne gold over 25.3 metres in hole B06-185; 3.1 grams per tonne gold over 33.6 metres in hole B06-190, and 2.3 grams per tonne gold over 37.5 metres in hole B06-192. For drill hole locations, please see the Company’s website at www.swgold.com.

Three diamond rigs currently operating at Boka 1 are focused on completing a 50-metre spaced drill pattern, which includes drilling in a previously untested 300- by 200-metre area of Boka 1 South. The first hole into this untested area, B06-191, returned an intersection of 4.1 grams per tonne gold over 12 metres.

Southwestern’s President and Chief Executive Officer John Paterson said the latest results are encouraging. “In particular, we encountered mineralization in the first hole we drilled in the large area  in Boka 1 South that was previously untested. We are now in the process of calculating the updated resource estimate, but we will continue to test this area.”

The Boka project  is comprised of 157 square kilometers of exploration concessions and mining leases in Yunnan Province, and is accessible by 265 kilometres of paved road north of the capital city of Kunming. The pre-feasibility study at Boka 1 is focusing on geological modelling and resource estimation, mining and metallurgy, environmental and social impact studies. The pre-feasibility study is being carried out under the direction of Ausenco Limited and is anticipated to be completed by the second quarter of 2007.

Details of the latest drilling are listed in the following table:

	Intersection		Core Interval* (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B05-167	147.30	167.00	19.70	3.40

B06-173	285.00	318.30	33.30	1.70
	330.10	344.50	14.40	5.90
including	330.10	334.00	3.90	16.10
	391.60	419.70	28.10	2.00

B06-175	No significant results

B06-176	205.20	210.70	5.50	4.10

B06-177	117.65	124.10	6.45	1.10

	Intersection		Core Interval* (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B06-179	Abandoned before reaching target

B06-183	No significant results

B06-184	No significant results

B06-185	260.00	285.30	25.30	4.10
including	266.00	272.90	6.90	9.80
	319.50	344.10	24.60	1.70

B06-186	No significant results

B06-187	296.20	310.30	14.10	2.60
	339.90	358.40	18.50	2.10
	414.70	430.70	16.00	1.60

B06-188	234.15	242.90	8.75	2.30

B06-189	307.20	311.50	4.30	2.60

B06-190	100.00	133.60	33.60	3.10
including	121.30	130.90	9.60	6.40

B06-191	383.70	395.70	12.00	4.10
	435.90	438.00	2.10	1.70

B06-192	123.15	156.20	33.05	2.40
	180.00	189.25	9.25	4.40
	226.90	264.40	37.50	2.30
	274.60	278.60	4.00	0.90

B06-193	60.0	62.0	2.0	6.4

B06-194	142.30	144.80	2.50	3.90
	166.40	170.50	4.10	3.30

B06-195	421.40	430.20	8.80	2.10

B06-196	172.40	188.90	16.50	3.70
including	174.40	180.60	6.20	6.30
	231.40	251.80	20.40	1.80

B06-198	72.90	107.95	35.05	2.10
including	90.50	95.90	5.40	4.30

B06-200	167.10	190.50	23.40	2.30
	259.35	277.10	17.75	3.30
including	267.10	271.10	4.00	9.20

	Intersection		Core Interval* (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B06-201	43.10	51.60	8.50	2.20

*True widths are not known at this time.

…more

Gold Soil Anomaly Follow-up

Extensive trenching programs have been completed at Boka 8 and Boka 19 in preparation for drill testing. Assay results for samples collected in the trenching programs are pending. Follow-up work is continuing on numerous other gold targets.

Quality Control

Southwestern has a quality control program in place to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two-metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming. The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50-gram charge. Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rock chip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision. Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C. Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China. John Paterson, President and Chief Executive Officer of Southwestern and a member of AUSIMM, is the project’s qualified person as defined under National Instrument 43-101.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP. and ZINCORE METALS INC. NEWS RELEASE

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S., and does not constitute an offer of the securities described herein.

ZINCORE METALS PRICES INITIAL PUBLIC OFFERING

AND FILES FINAL PROSPECTUS

October 27, 2006

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) announces that Zincore Metals Inc. (“Zincore”), a wholly owned subsidiary, has filed a final prospectus in connection with its initial public offering (“IPO”) of 38 million common shares at $0.50 per share.

The IPO is being underwritten by a syndicate led by Canaccord Adams, and including Raymond James Ltd. and Octagon Capital Corporation. Zincore has granted the underwriters a 30-day option to purchase up to two million additional shares at the IPO price to cover over-allotments, if any. Gross proceeds will be $19 million plus an additional $1 million if the over-allotment option is exercised. The IPO is expected to close on or about November 8, 2006.

Southwestern’s President and CEO John Paterson said: “Creating a pure zinc company allows Southwestern to focus on its core gold and copper properties while raising capital for Zincore to advance its promising zinc assets. Southwestern will remain the largest shareholder in Zincore following the IPO and will benefit from its growth and value creation.”

Net proceeds from the IPO will be used by Zincore for exploration, drilling and technical work on its Accha-Yanque zinc oxide project and other zinc properties, as well as general and administrative costs and general working capital. Southwestern will hold 38.6 million shares in Zincore (a 51.74% interest prior to the exercise of any over-allotments), which includes 2.6 million shares issued to Southwestern to repay a $1.3 million loan and two million shares Southwestern purchased in the IPO. Southwestern’s shares are subject to escrow restrictions allowing for equal releases over an 18-month period, and 34 million of Southwestern’s shares are subject to a lock-up agreement for two years from the closing of the offering.

Zincore has received conditional approval for the listing of its common shares on the Toronto Stock Exchange (“TSX”) under the symbol ZNC, subject to Zincore fulfilling all the final listing requirements of the TSX.

About Zincore

Zincore’s strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its Accha-Yanque zinc oxide project toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. The company holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company focused on grass roots discoveries of gold and copper in southern Peru and the acquisition of early- to advanced-stage gold projects in China. At the end of June 2006, Southwestern had working capital of $52.3 million, total assets of more than $100 million, and no long-term debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in

Southwestern's periodic filings with Canadian securities regulators and in the prospectus of Zincore in connection with the offering which is filed on SEDAR. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Southwestern and Zincore do not assume the obligation to update any forward-looking statements.

For more information please contact:

Southwestern Resources Corp.	Zincore Metals Inc.
Meghan Brown	Greg Martin
Manager, Investor Relations	Vice President and CFO
(604) 669-2525	(604) 669-6611
mbrown@swgold.com www.swgold.com	gmartin@zincoremetals.com www.zincoremetals.com

BY FACSIMILE  (416) 947 4547

ORIGINAL TO FOLLOW BY MAIL

November 8, 2006

The Toronto Stock Exchange

Attention:  Listed Issuer Services

2 First Canadian Place

Toronto, ON M5X 1J2

Dear Sirs:

Re:  Southwestern Resources Corp. (SWG-T)

Pursuant to The Exchange s Policy regarding Normal Course Issuer Bids, we are pleased to report the following transactions:

Dates of purchases	# of shares purchased	Average price paid $	Status of shares
October 2, 2006	3,400	$9.061	To be cancelled
October 3, 2006	18,000	$8.60	To be cancelled
October 4, 2006	16,000	$8.19	To be cancelled
October 5, 2006	6,000	$8.57	To be cancelled
October 6, 2006	7,000	$8.40	To be cancelled
October 10, 2006	12,700	$8.41	To be cancelled
October 11, 2006	5,100	$8.30	To be cancelled
October 12, 2006	4,000	$8.30	To be cancelled
October 13, 2006	4,000	$8.44	To be cancelled
Total shares purchased during October 2006	76,200

Southwestern has purchased, to date, a total of 325,700 under the current plan (which commenced August 31, 2006).

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SOUTHWESTERN RESOURCES CORP.

Thomas W. Beattie

Vice President, Corporate Affairs

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

October 4, 2006.

ITEM 3.

PRESS RELEASE

Issued October 4, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) has received assay results for an additional 23 drill holes at the Boka 1 and Boka 7 properties in China. All assay results from the resource definition drilling program at Boka 1 have now been received, and the updated resource estimate for Boka 1 is now expected to be released before the end of the fourth quarter.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 4th day of October 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN PROVIDES UPDATE ON BOKA GOLD PROJECT IN CHINA

October 4, 2006

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) has received assay results for an additional 23 drill holes at the Boka 1 and Boka 7 properties in China. All assay results from the resource definition drilling program at Boka 1 have now been received, and the updated resource estimate for Boka 1 is now expected to be released before the end of the fourth quarter.

Highlights of the latest drill results include an intersection of 5.9 grams per tonne gold over 14.4 metres in hole B06-173; 4.1 grams per tonne gold over 25.3 metres in hole B06-185; 3.1 grams per tonne gold over 33.6 metres in hole B06-190, and 2.3 grams per tonne gold over 37.5 metres in hole B06-192. For drill hole locations, please see the Company’s website at www.swgold.com.

Three diamond rigs currently operating at Boka 1 are focused on completing a 50-metre spaced drill pattern, which includes drilling in a previously untested 300- by 200-metre area of Boka 1 South. The first hole into this untested area, B06-191, returned an intersection of 4.1 grams per tonne gold over 12 metres.

Southwestern’s President and Chief Executive Officer John Paterson said the latest results are encouraging. “In particular, we encountered mineralization in the first hole we drilled in the large area  in Boka 1 South that was previously untested. We are now in the process of calculating the updated resource estimate, but we will continue to test this area.”

The Boka project  is comprised of 157 square kilometers of exploration concessions and mining leases in Yunnan Province, and is accessible by 265 kilometres of paved road north of the capital city of Kunming. The pre-feasibility study at Boka 1 is focusing on geological modelling and resource estimation, mining and metallurgy, environmental and social impact studies. The pre-feasibility study is being carried out under the direction of Ausenco Limited and is anticipated to be completed by the second quarter of 2007.

Details of the latest drilling are listed in the following table:

	Intersection		Core Interval* (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B05-167	147.30	167.00	19.70	3.40

B06-173	285.00	318.30	33.30	1.70
	330.10	344.50	14.40	5.90
including	330.10	334.00	3.90	16.10
	391.60	419.70	28.10	2.00

B06-175	No significant results

B06-176	205.20	210.70	5.50	4.10

B06-177	117.65	124.10	6.45	1.10

	Intersection		Core Interval* (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B06-179	Abandoned before reaching target

B06-183	No significant results

B06-184	No significant results

B06-185	260.00	285.30	25.30	4.10
including	266.00	272.90	6.90	9.80
	319.50	344.10	24.60	1.70

B06-186	No significant results

B06-187	296.20	310.30	14.10	2.60
	339.90	358.40	18.50	2.10
	414.70	430.70	16.00	1.60

B06-188	234.15	242.90	8.75	2.30

B06-189	307.20	311.50	4.30	2.60

B06-190	100.00	133.60	33.60	3.10
including	121.30	130.90	9.60	6.40

B06-191	383.70	395.70	12.00	4.10
	435.90	438.00	2.10	1.70

B06-192	123.15	156.20	33.05	2.40
	180.00	189.25	9.25	4.40
	226.90	264.40	37.50	2.30
	274.60	278.60	4.00	0.90

B06-193	60.0	62.0	2.0	6.4

B06-194	142.30	144.80	2.50	3.90
	166.40	170.50	4.10	3.30

B06-195	421.40	430.20	8.80	2.10

B06-196	172.40	188.90	16.50	3.70
including	174.40	180.60	6.20	6.30
	231.40	251.80	20.40	1.80

B06-198	72.90	107.95	35.05	2.10
including	90.50	95.90	5.40	4.30

B06-200	167.10	190.50	23.40	2.30
	259.35	277.10	17.75	3.30
including	267.10	271.10	4.00	9.20

	Intersection		Core Interval* (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B06-201	43.10	51.60	8.50	2.20

*True widths are not known at this time.

…more

Gold Soil Anomaly Follow-up

Extensive trenching programs have been completed at Boka 8 and Boka 19 in preparation for drill testing. Assay results for samples collected in the trenching programs are pending. Follow-up work is continuing on numerous other gold targets.

Quality Control

Southwestern has a quality control program in place to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two-metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming. The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50-gram charge. Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rock chip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision. Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C. Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China. John Paterson, President and Chief Executive Officer of Southwestern and a member of AUSIMM, is the project’s qualified person as defined under National Instrument 43-101.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

www.swgold.com